Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3 No. 333-00000) and related Prospectus of Regions Financial Corporation for the registration of senior debt securities, subordinated debt securities, preferred stock, depositary shares, common stock, warrants, stock purchase contracts, and units and to the incorporation by reference therein of our reports dated February 16, 2016, with respect to the consolidated financial statements of Regions Financial Corporation, and effectiveness of internal control over financial reporting of Regions Financial Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

                         /s/ Ernst & Young LLP

Birmingham, Alabama

February 23, 2016